[BANNER CORPORATION LETTERHEAD]

March 13, 2009

Via Edgar and Overnight Mail

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-4561

RE:  Banner Corporation
        Form 10-K for the Period Ended December 31, 2007
        Form 10-Q for the Periods Ended March 31, June 30, and September 30, 2008
        File No. 0-26584

Dear Mr. Webb:

This letter sets forth the responses of Banner Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2009 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Form 10-Qs for the fiscal quarters ended March 31, June 30 and September 30, 2008 and Form 8-K filed January 28, 2009.  The February 23, 2009 comments were supplemental to the December 23, 2008 letter from the Staff and we provided a response to those earlier comments on January 23, 2009.

The relevant text of the Staff’s comments has been included in this letter.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K
Business, page 4
Lending Activities, page 5

1.
Please refer to your response to comment 1 of our December 23, 2008 letter, in which you reiterate many of the disclosures included in your document.  We have read your document and continue to believe that an increased level of transparency surrounding your underwriting policies and procedures is appropriate.  We re-issue our comment and request that you revise future filings accordingly.  Also, please disclose your definition of sub-prime lending in your future revisions.

We have modified the Lending Activities section beginning on page 5 of our Form 10-K for the year ended December 31, 2008 (filed on March 16, 2009) (“2008 Form 10-K”) to address the concerns expressed in your December 23, 2008 letter, as well as to bring it current for the year ended December 31, 2008.   We believe the modified discussion included is thorough and reasonably addresses our underwriting policies and procedures on all significant loan

Mark Webb, Esquire Legal Branch Chief Securities and Exchange Commission March 13, 2009 Page 2 of 10

products that we offer.  In particular reference to your comment above, we have added our definition of subprime lending,  “which we define as loans to borrowers with poor credit histories or undocumented repayment capabilities and with excessive reliance on the collateral as the source of repayment.”  Also, as noted in response to comment 3 below, we have affirmed that “For ARM loans, our standard practice provides for underwriting based upon fully indexed interest rates and payments.”  Further, as in prior filings, we again note that “we( do not) hold any option-payment or negatively amortizing loan products in our portfolio.”

2.	Please refer to your response to comment 2 of our December 23, 2008 letter. Please revise future filing to clarify the following:

•
We note your disclosure that generally ARM loans held in portfolio do not allow for interest-only payments or negative amortization of principal.  While we note from your response that you do not maintain a database that would allow you to identify all exceptions to your underwriting practices, we assume you can quantify the ARM loans that do allow for interest-only payments and/or negative amortization.  Please revise to quantify these loans and provide an expanded discussion of your underwriting policies and procedures for them.  If you are not able to quantify the amounts of such loans, disclose that fact.  To the extent you believe the amounts are immaterial, please quantify them for us in your response and provide us your related underwriting policies and procedures.

We have determined that as of December 31, 2008 we had three ARM loans totaling $1,334,500 in our residential loan portfolio that provide for interest-only payments until their first rate adjustment date; however, as noted above, we do not have any option-payment or negatively amortizing loans.  These loans when granted were subject to our normal underwriting standards, including evaluation of the borrowers’ ability to repay the loans based upon fully indexed interest rates and payments.  Although we have modified the disclosure in the lending section on page six of the 2008 Form 10-K to note that “ARM loans in our portfolio may allow for interest- only payments for an initial period up to five years,” we believe this total is immaterial and does not merit additional comment in our filings.  Our underwriting for these loans is no different than the standards applied to all other residential loans including appropriate consideration of the borrowers’ credit history, employment stability and ability to repay the debt.

•
Please revise future filings to discuss the circumstances under which you would not require private mortgage insurance on residential loans with a loan-to-value ratio greater than 80% and quantify the amount of these loans.  To the extent you believe the amounts are immaterial, please include in your response a discussion of the circumstances under which you would not require private mortgage insurance on

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
March 13, 2009

residential loans with a loan-to-value ratio greater than 80% and quantify the amount of these loans.

On page six of our 2008 Form 10-K we have added the following disclosure to our discussion on residential loan underwriting: “A growing but immaterial number of exceptions to these general underwriting guidelines have been granted in connection with the sale or refinance of properties, particularly new construction, for which we were already providing financing.  These exceptions most commonly relate to loan-to-value and mortgage insurance requirements and not to credit underwriting or loan documentation standards.  Such exceptions will likely increase in the near term to facilitate troubled loan resolution in the current distressed housing market, but likely will not have a material effect on the performance characteristics of our one- to four-family loan portfolio or become a significant portion of our total loan portfolio.”

•
Where you use the terms such as “generally” and “usually” in future filings, please specifically disclose, if true, that exceptions to your disclosed policies and procedures are immaterial.  Also, incorporate the portion of your response that discusses your decision process for making exceptions to your standard underwriting practices into your disclosures.

We have attempted to limit the use of the terms “generally” and “usually” in our current filing and, while we still believe it is appropriate to qualify certain statements with those terms, we believe the number of underwriting exceptions are immaterial.  Also, with the exception of the disclosures noted in the preceding paragraph concerning loan-to-value and mortgage insurance requirements with respect to previously financed properties, the decisions to make exceptions to our standard underwriting practices are made on a case-by-case basis depending on the nature of the loan request and the borrowers’ circumstances and could not easily be generalized into specific patterns.

3.
Please refer to your response to comment 3 of our December 23, 2008 letter and revise future filings to incorporate, as set forth in your response, that all adjustable rate loans are underwritten at fully indexed interest rates.

On page six of our 2008 Form 10-K we have added the following disclosure to our discussion on residential loan underwriting: “For ARM loans, our standard practice provides for underwriting based upon fully indexed interest rates and payments.”

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
March 13, 2009
Page  of 4 of 10

Managements discussion and Analysis of Financial Condition and Results of
Operations, page 27

Non-performing Assets, page 41

4.
Please refer to your response to comment 5 of our December 23, 2008 letter.  We understand that the development of allowance for loan losses is not a simple mathematical formula tied to one or two ratios; however, we continue to believe that asset quality ratios can identify important trends in the allowance for loan losses, non-performing assets and your loan portfolio.  We re-issue comment 5 of our December 23, 2008 letter and request that you revise future filings to include an expanded discussion of the trends depicted by your asset quality ratios between quarters, including a chronology of events that lead to the deteriorating assets quality ratios between periods.  Also, considering the significant provision recorded in the fourth quarter of 2008, include a discussion of the specific facts and circumstances that occurred in that quarter that were not present prior to September 30, 2008.

We agree that increases or decreases in non-performing loans and net charge-offs are factors that should be considered in evaluating the adequacy of our provision and allowance for loan losses and we have always disclosed and discussed those items in our annual and quarterly filings.  When appropriate we have also discussed the economic trends affecting those factors.  This has been particularly true in 2008, as first the housing market and more recently the general economy have deteriorated throughout the year but at an accelerating pace in the fourth quarter and as our level of provisioning has increased.  Because of this economic deterioration and the resulting need for a significantly larger loss provision, our 2008 Form 10-K contains even more discussion and disclosure than prior filings.  In that regard we have included relevant portions of that document with this letter, which we believe clearly convey to the reader the significant adverse impact of the increase in non-performing loans, particularly construction and land development loans, on the level of loan loss provisioning and on our operating results for the year, with particular emphasis on the slowdown in home sales and increase in distressed properties in the second half of the year (see excerpts below).

As we noted in our previous response, our filings have always provided an extensive discussion of the factors we consider to support the judgments, estimates and assumptions that ultimately result in our conclusions with respect to the adequacy of the allowance and therefore the appropriate amount of provisioning.  That discussion highlights the fact that our loan loss allowance and  provisioning are supported by considering multiple factors including “changes in the size and composition of the loan portfolio, delinquency rates, actual loan loss

Mark Webb, Esquire Legal Branch Chief Securities and Exchange Commission March 13, 2009 Page of 5 of 10

experience, current and anticipated economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and determination of the existence and realizable value of the collateral and guarantees securing the loans.” The complete text of this discussion was included with our earlier response. In response to your previous letter, we have moved this discussion to the Critical Accounting Policies section of the Management Discussion & Analysis portion of our 2008 Form 10-K.

Excerpts from Banner Corporation December 31, 2008 Report on Form 10-K:

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

......... Deteriorating economic conditions and ongoing strains in the financial and housing markets which accelerated throughout 2008 presented an unusually challenging environment for banks and their holding companies, including Banner Corporation.  This was particularly evident in our need to provide for credit losses at a significantly higher level than our historical experience. ........  The provision for loan losses was $62.5 million for the year ended December 31, 2008, an increase of $56.6 million compared to the year ended December 31, 2007.  The increase in the provision for loan losses in the current year reflects material increases in delinquencies, non-performing loans and net charge-offs, particularly for loans for the construction of one- to four-family homes and for acquisition and development of land for residential properties.  ........

Comparison of Financial Condition at December 31, 2008 and 2007

......... Asset Quality:  We have always placed a strong emphasis on managing our asset quality by applying a disciplined approach to credit approval and monitoring for signs of deterioration in loan quality.  Nonetheless, over the past two years as housing markets have continued to weaken in many of our primary service areas, we have experienced significantly increasing delinquencies and non-performing assets, primarily in our construction and land development loan portfolios.  During the third and fourth quarters of 2008, in particular, home and lot sales activity was exceptionally slow, causing additional stress on builders’ and developers’ cash flows and ability to service debt, which is reflected in our increased non-performing asset totals.  In addition, other non-housing-related segments of the loan portfolio are beginning to show signs of stress and increasing levels of non-performing loans as the effects of the slowing economy are becoming more evident.  As a result, our provision for loan losses was significantly higher in the current year than historical levels and normal expectations.  This higher level of delinquencies and non-accruals also had a material adverse effect on operating income as a result of foregone interest revenues and increased loan collection costs.  Although much will depend on the depth and duration of the current economic recession, we believe that we can work our way through the housing market-related problems and we are actively engaged with our borrowers in resolving problem loans.  While property values have continued to decline, our reserve levels are substantial and, along with our impairment analysis and charge-off actions, reflect current appraisals and valuation estimates.

Non-performing assets increased to $209 million, or 4.56% of total assets, at December 31, 2008, compared to $44 million, or 0.99% of total assets, at December 31, 2007.  Slower sales and excess inventory in certain housing markets have been the primary cause of the increase in delinquencies and foreclosures of residential construction and land development loans, which represent approximately 82% of our non-performing assets.  While we have not engaged in any sub-prime lending programs and have not been directly impacted by the asset quality issues emanating from that market segment, the effect on home values, housing markets and construction lending from problems associated with sub-prime and other non-traditional mortgage lending programs has contributed to the increased levels of builder and developer delinquencies.  As a result of this softness in the housing market, we are currently exercising extra monitoring vigilance with respect to our asset quality and for the ended year December 31, 2008, we significantly increased our allowance for loan losses.  While less significant, other non-housing-related segments of the loan portfolio also experienced increased non-performing loans as a result of deteriorating economic conditions and we are proactively monitoring and managing those portions of our portfolio as well.  We continue to believe our level of non-performing loans and assets, while increased, is manageable, and we believe that we have sufficient capital and human resources to manage the collection of our one- to four-family residential construction and related land loan portfolios

Mark Webb, Esquire Legal Branch Chief Securities and Exchange Commission March 13, 2009 Page of 6 of 10

and other non-performing assets in an orderly fashion. However, our operating results will continue to be adversely impacted until we are able to significantly reduce the level of non-performing assets.

While non-performing assets are geographically disbursed, they are concentrated largely in land and land development loans.  The primary components of the $209 million in non-performing assets are $187 million in non-accrual loans, including $155 million of construction and land development loans, and $22 million in real estate owned (REO) and other repossessed assets.  The geographic distribution of non-performing construction, land and land development loans and real estate owned included approximately $81 million, or 46%, in the Puget Sound region, $68 million, or 38%, in the greater Portland market area and $15 million, or 8%, in the greater Boise market area.  Within our non-performing assets, we have a total of 40 non-accrual lending relationships, each with aggregate loan exposures in excess of $1 million that collectively comprise $159 million, or 76% of our total non-performing assets as of December 31, 2008.

The most significant of our non-performing loan and REO exposures are included in the following two tables: .........

Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007

General. ...........  The net loss for the current year reflects material increases in our provision for loan losses. ........  The increase in the provision for loan losses in the current year primarily reflects an increase in delinquent and non-performing construction, land and land development loans for one- to four-family properties and our concerns that the increasing number of distressed sellers and lender foreclosures may further disrupt certain housing markets and adversely affect home prices and the demand for building lots.  These trends became more apparent as the year progressed, particularly in the Puget Sound region which had previously shown fewer signs of stress.  ...........

Provision and Allowance for Loan Losses.  During the year ended December 31, 2008, the provision for loan losses was $62.5 million compared to $5.9 million from the prior year.  As discussed in the Critical Accounting Policies section above and in Note 1 of the Selected Notes to Consolidated Financial Statements, the provision and allowance for loan losses is one of the most critical accounting estimates included in our Consolidated Financial Statements.  For 2008, the provision for loan losses was the most important factor contributing to our disappointing core operating results.  The provision for loan losses reflects the amount required to maintain the allowance for losses at an appropriate level based upon management’s evaluation of the adequacy of general and specific loss reserves, trends in delinquencies and net charge-offs.

The significantly greater provision for loan losses for the year ended December 31, 2008 primarily reflects the substantial increase in delinquent and non-performing construction, land and land development loans for one- to four-family properties and our concerns that the increasing number of distressed sellers and lender foreclosures may further disrupt certain housing markets and adversely affect home prices and the demand for building lots.  In particular, the increased provision for loan losses reflects our concern that higher levels of delinquencies and loan loss provisioning recently announced by a number of lenders in our markets could lead to significant additional discounting of property values in efforts to expedite problem loan resolutions.  These concerns heightened during the two most recent quarters as additional evidence of over-supply and price declines for certain housing and related lot and land markets became more apparent.  This was particularly the case in certain outlying areas of the Puget Sound and Portland regions, which had previously demonstrated fewer signs of stress than some of the other markets that we serve.  Aside from housing-related construction and development loans, non-performing loans generally reflect unique operating difficulties for the individual borrower; however, more recently the deteriorating pace of economic activity has become a significant contributing factor.  We recorded net charge-offs of $33.1 million for the year ended December 31, 2008, compared to $2.9 million for the prior year, and non-performing loans increased to $187 million at December 31, 2008, compared to $42 million at December 31, 2007.  A comparison of the allowance for loan losses at December 31, 2008 and 2007 shows an increase of $29 million, to $75 million at December 31, 2008, from $46 million at December 31, 2007.  The allowance for loan losses as a percentage of total loans (loans receivable excluding allowance for losses) increased to 1.90% at December 31, 2008, compared to 1.20% at December 31, 2007.  The allowance as a percentage of non-performing loans decreased to 40% at December 31, 2008, compared to 108% a year earlier.

As of December 31, 2008, we had identified $211 million of impaired loans as defined by SFAS No. 114.  Of those impaired loans, $92 million have related allowances for credit losses totaling $15 million.  The remaining $119 million

Mark Webb, Esquire Legal Branch Chief Securities and Exchange Commission March 13, 2009 Page of 7 of 10

in impaired loans have no allowances for credit losses as their estimated collateral value is equal to or exceeds their carrying costs. Impaired loans with related allowances for credit losses that are individually evaluated for reserve needs total $53 million and account for $11 million of the allowances for impaired loans. Impaired loans with related allowances for credit losses that are collectively evaluated as homogeneous pools total $38 million and account for $4 million of the total allowance related to impaired loans.

We believe that the allowance for loan losses as of December 31, 2008 was adequate to absorb the known and inherent risks of loss in the loan portfolio at that date.  While we believe the estimates and assumptions used in our determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations.  In addition, the determination of the amount of the allowance for loan losses is subject to review by bank regulators as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

Form 10-Q for the Period Ended June 30, 2008

Financial Statements beginning on page 3

5.
Please refer to your response to comment 14 of our December 23, 2008 letter. We agree that the expanded tables in your MD&A are helpful in understanding changes in your balance sheet; however, we believe that footnote disclosure of the items cited in our comment is appropriate because of their significance to your business.  Given the significant fluctuations experienced in the interim periods, updated disclosures of such activity are warranted in your interim footnotes.  At a minimum, please revise future filings to include summary information of loans, the allowance for loan losses and associated credit disclosures in your footnotes to your interim financial statements.

Our 2008 Form 10-K includes Notes 9 and 10 which we believe conform with this request.  Our future quarterly filings will also conform to this request.

Non-GAAP Measurements, page 24

6.
Please refer to your response to comment 18 of our December 23, 2008 letter.  We have  considered your response and continue to believe that the presentation of non-GAAP measures for recurring items does not comply with the spirit of the Commission’s guidance on these measures.

We have eliminated all references to non-GAAP financial measures from our 2008 Form 10-K and will also conform to this request in all future filings.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
March 13, 2009
Page  of 8 of 10

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 12 of DEF 14A

7.
Please refer to comment 8 in our letter dated December 23, 2008.  Please tell the staff, and disclose in future filings, what factors the committee considered that led to the equity awards granted for 2007.  We note that the committee does not use a formalized system for weighing the factors considered.

No equity awards were granted to the named executive officers in 2007.  In making phantom stock awards to the named executive officers in 2006, the Compensation Committee considered the following factors: (1) each recipient’s total compensation and value to the Company; (2) each recipient’s total compensation compared to the compensation of officers in similar positions at banks in the Company’s peer group; and (3) the Company’s goals for retention of the individual officers, as the phantom stock has a five-year cliff vesting.

8.
Please refer to comments 11 and 12 in our letter dated December 23, 2008.  We note your response that the committee’s decisions regarding certain forms of compensation were subjective in nature, taking into account individual and corporate performance.   We also note that performance targets were not used.  Please tell the staff, and in future filings disclose, how corporate and individual performance influenced the board’s compensation decisions, and describe the extent to which the board exercised its discretion in awarding compensation.

Although the Company has not, in the past, used specific performance targets, the Compensation Committee implemented performance targets in connection with the short-term incentive compensation plan for 2008.  For 2008, the goals were weighted as follows:
	Weight
Goal	Chief Executive Officer	Executive Officers

Shared corporate goals
Return on average assets	20	10
Net interest margin	15	15
Earnings per share	25	25
Total operating expense to average assets	20	20
Non-performing assets to total assets	10	5
	90	75

Individual performance goals	10	25

Total	100	100

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
March 13, 2009
Page  of 9 of 10

The targeted shared performance goals for 2008 were established as follows:
Goal	Minimum	Target	Maximum

Return on average assets	0.69%	0.73%	0.80%
Net interest margin	3.66%	3.86%	4.08%
Earnings per share	$2.00	$2.15	$2.35
Total operating expense to average assets	3.05%	2.94%	2.90%
Non-performing assets to total assets	0.75%	0.70%	0.50%

Actual performance in 2008 did not meet the minimum targeted shared performance goals and, as a result, no incentive compensation under this plan was paid to the Chief Executive Officer or executive officers. Certain non-executive officers did receive incentive compensation under the plan as a result of meeting individual performance goals. Individual performance goals vary significantly depending primarily on the assigned responsibilities of each officer and may include such items as business unit performance measures, staff management, project completion or individual loan or deposit production totals.

Form 8-K filed January 28, 2009

9.
We note that you recognized a $71.1 million impairment to goodwill in the fourth quarter of 2008.  Please tell the staff the approximate date on which it was determined that a charge for impairment to goodwill would be recognized.

The decision to recognize the goodwill impairment was made by management in consultation with the Audit Committee and Board of Directors at their regularly scheduled meetings on January 27, 2009.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
March 13, 2009
Page  of  10 of 10

The Company acknowledges that:

(i)	It is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; a
(iii)	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (509) 526-8896 or by email at lbaker@bannerbank.com.

Sincerely,

/s/ Lloyd W. Baker

Lloyd W. Baker
Executive Vice President
Chief Financial Officer

cc:           Paul Kline, Securities and Exchange Commission, Division of Corporation Finance
Matt McNair, Securities and Exchange Commission, Division of Corporation Finance